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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49830

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EVERCORE GROUP INC.

OFFICIAL USE ONLY
FIRM ID. NO.

[illegible]ion)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 EAST 55TH STREET
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LANCE H. MARVIN (212) 857-3151
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. DC 165

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

8-49830
2417

Evercore Group Inc.

Financial Statements
and Supplementary Information
December 31, 2002

EVERCORE GROUP

February 28, 2003

STATE OF NEW YORK
COUNTY OF NEW YORK

The undersigned, officers of the firm of Evercore Group Inc., do hereby affirm that, to the best of our knowledge and belief, the attached financial statements as of December 31, 2002, and supplementary schedules are true and correct and that neither the Firm nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members of the National Association of Securities Dealers, Inc., we affirm that the attached financial statements and supplementary schedules as of December 31, 2002, will promptly be made available to those Evercore Group Inc. members whose signatures do not appear below.

David G. Offensend
General Securities Principal

Subscribed and sworn to before me
this 28th day of February, 2003

NOTARY PUBLIC

LESLEY T. CASSIS
Notary Public, State Of New York
No. 01CA6024242
Qualified In New York County
Commission Expires May 3, 2003

Evercore Group Inc.
Index

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Stockholders of
Evercore Group Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Evercore Group Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2003

PricewaterhouseCoopers LLP

Evercore Group Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	8,642
Total assets	$	8,642

Stockholders' Equity

Common stock, $0.01 par value, 1,220 shares authorized and issued; 1,084 shares outstanding	$	12
Additional paid-in capital		9,990
Treasury stock		(1,360)
Retained earnings		-
Total stockholders' equity	$	8,642

The accompanying notes are an integral part of these financial statements.

Evercore Group Inc.

Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Fee income	$ 750,000
Interest	499
Total revenues	750,499
Expenses	
Service fees	750,499
Total expenses	750,499
Net income (loss)	$ -

The accompanying notes are an integral part of these financial statements.

Evercore Group Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock $0.01 Par Value		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2001	1,084	$ 12	$ 9,990	$ (1,360)	$ -	$ 8,642
Net income (loss)	-	-	-	-	-	-
Balance, December 31, 2002	1,084	$ 12	$ 9,990	$ (1,360)	$ -	$ 8,642

The accompanying notes are an integral part of these financial statements.

Evercore Group Inc.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ -
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Changes in assets	
Decrease in other receivables	2
Net cash provided by operating activities	2
Net increase in cash and cash equivalents	2
Cash and cash equivalents, beginning of year	8,640
Cash and cash equivalents, end of year	$ 8,642

The accompanying notes are an integral part of these financial statements.

1. Organization

Evercore Group Inc. (the "Company") became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") on April 30, 1997. The Company provides financial advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis.

The Company does not engage in any of the following activities:

a. Executing transactions in securities for or with clients, or processing any such transactions;

b. Carrying securities accounts for clients;

c. Receiving or holding securities or funds of clients;

d. Underwriting or dealing in securities or participating in selling groups for securities offerings; and

e. Acting as an "investment advisor" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

The Company was originally incorporated in March 1996 under the name Evercore Partners Inc. and changed its name to Evercore Group Inc. on April 16, 1997. The Company began its broker-dealer activities on May 1, 1997.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Fee income
Financial advisory fees are recorded when earned by the Company and all material contingencies have been satisfied.

Interest
Interest is recorded on an accrual basis as earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents. As of December 31, 2002, cash and cash equivalents amounted to $8,642.

3. Related-Party Transactions

Pursuant to Service Agreements, Evercore Partners Inc. ("Partners") and Evercore Partners Services East LLC ("East"), affiliated companies with common ownership, provide the following services to the Company:

(1) Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

(2) All communication services, postage, office supplies;

(3) Administrative and professional services and equipment as may be necessary for the Company to conduct its business; and

(4) Payment on the Company's behalf of all registration fees and filing fees necessary for the Company to do business as a broker-dealer.

The Company shall pay Partners and/or East a fee for services provided. Such fee will be payable no earlier than the receipt by the Company of its fees earned with regard to its financial advisory services. During the year ended December 31, 2002, the Company paid a service fee of $750,000 to East and $499 to Partners.

Pursuant to the Service Agreements, Partners and/or East shall purchase from the Company, in full satisfaction of the Company's liability, if any, to Partners and/or East, all the Company's accounts receivable, in respect of the Company's fee income derived from its rendering of fairness opinions and its performance of other financial advisory services. At December 31, 2002, there were no such receivables.

4. Income Taxes

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As a result of this election, the Company's net earnings are taxable to its stockholders. The Company is subject to minimum state and local taxes, the expense for which is included in service fees paid.

5. Net Capital Regulatory Requirements

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002 the Company had net capital of $(86,358), which is a deficit of $(91,358) in relation to its minimum net capital requirement of $5,000.

On February 28, 2003, the deductible for the Company's fidelity insurance arrangements was reduced from $100,000 to $5,000. As a result, the Company's net capital on February 28, 2003 was in excess of its minimum net capital requirement.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3.

6. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents at December 31, 2002, which are on deposit with one commercial financial institution. The Company is dependent on the services and businesses of Partners, East and other affiliates for the conduct of its business.

Evercore Group Inc.
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2002 — Supplementary Schedule I

Computation of net capital	
Total equity	$ 8,642
Total	8,642
Deductions	
Fidelity bond deduction	(95,000)
Total deductions	(95,000)
Net capital	(86,358)
Required net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital deficit	$ (91,358)

Note: There are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Part II of Form X-17-A5 as of December 31, 2002 as amended.

Evercore Group Inc.
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3
December 31, 2002 **Supplementary Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule; the Company maintains "special account for the exclusive benefit of customers."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5

To the Stockholders of
Evercore Group Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evercore Group Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2003

PricewaterhouseCoopers LLP